**SUPPLEMENT Dated April 26, 2011**
**To The Current Prospectus**

**ING GoldenSelect Legends**

**Issued By ING USA Annuity and Life Insurance Company**
**Through Its Separate Account B**

*This supplement updates the prospectus. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066.*

**Effective April 29, 2011** the following subadviser and fund name changes apply to the individual portfolios listed below. Except as otherwise indicated, these investment portfolios are currently open to new investments.

| List of Subadviser and Fund Name Changes | |
|---|---|
| *Former Fund Name* | *Current Fund Name* |
| ING Wells Fargo Health Care Portfolio | *ING BlackRock Health Sciences Opportunities Portfolio |
| *Former Subadviser:* Wells Fargo Funds Management, LLC | *Current Subadviser:* BlackRock Investment Management, LLC |
| ING Columbia Small Cap Value Portfolio | ING Columbia Small Cap Value II Portfolio (Class S) |
| ING Van Kampen Comstock Portfolio | ING Invesco Van Kampen Comstock Portfolio (Class S) |
| ING Van Kampen Equity and Income Portfolio | ING Invesco Van Kampen Equity and Income Portfolio (Class S) |
| ING Van Kampen Growth and Income Portfolio | ING Invesco Van Kampen Growth and Income Portfolio (Class S2) |

*Currently closed to new investments.

**SUPPLEMENT Dated April 26, 2011**
**To The Current Prospectus**

**Wells Fargo ING Landmark**
**And**
**Wells Fargo ING Opportunities**

**Issued By ING USA Annuity and Life Insurance Company**
**Through Its Separate Account B**

*This supplement updates the prospectus. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066.*

**Effective April 29, 2011** the following subadviser and fund name changes apply to the investment portfolios listed below. These investment portfolios are currently open to new investments.

| List of Subadviser and Fund Name Changes | |
|---|---|
| *Former Fund Name* | *Current Fund Name* |
| ING Wells Fargo Health Care Portfolio | ING BlackRock Health Sciences Opportunities Portfolio (Class S) |
| *Former Subadviser:* Wells Fargo Funds Management, LLC | *Current Subadviser:* BlackRock Investment Management, LLC |
| ING Columbia Small Cap Value Portfolio | ING Columbia Small Cap Value II Portfolio (Class S) |
| ING Van Kampen Comstock Portfolio | ING Invesco Van Kampen Comstock Portfolio (Class S) |
| ING Van Kampen Equity and Income Portfolio | ING Invesco Van Kampen Equity and Income Portfolio (Class S) |
| ING Van Kampen Growth and Income Portfolio | ING Invesco Van Kampen Growth and Income Portfolio (Class S) |